Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Six Months Ended
(All figures are in millions except per share data)	June 30, 2004	June 30, 2004
Average shares outstanding – Basic	36.5	36.4
Effect of dilutive securities:
Stock options	0.7	0.5

Average shares outstanding – Assuming dilution.	37.2	36.9

Net income	$29.5	$55.2
Earnings per share:
Basic	$0.81	$1.51
Diluted	$0.79	$1.49